UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

HQ Global Education Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40431B100
(CUSIP Number)

Guangwen He
Global Polytechnic Education Group Limited
(Name of Persons Filing)

Ke Geng
O'Melveny & Myers LLP
Yin Tai Centre, Office Tower, 37th Floor No. 2 Jianguomenwai Ave. Chao Yang District Beijing People's Republic of China
Telephone: +86-10-6563-4261

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40431B100	13D	Page 1 of 2 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guangwen He
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,051,500[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,051,500[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,051,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.1%[2]
14	TYPE OF REPORTING PERSON* IN

1 Pursuant to a share contribution and purchase agreement dated April 21, 2012, as amended on September 5, 2012, (the “Amended SPA”) with certain shareholders of the Issuer, Global Polytechnic Education Group Limited acquired additional 4,355,500 shares of the Issuer from certain selling shareholders on September 5, 2012 (the second closing of the Amended SPA). In addition, Guangwen He, Yabin Zhong and Nicestar International Limited contributed their respective shares of the Issuer to Global Polytechnic Education Group Limited on the same date. Guangwen He is the sole director and a 59.2% shareholder of Global Polytechnic Education Group Limited. Guangwen He is also the sole director and an 80% shareholder of Nicestar International Limited which is a 16.1% shareholder of Global Polytechnic Education Group Limited.

2 Based on the total of 33,000,000 ordinary shares of the Issuer outstanding as of September 5, 2012.

CUSIP No. 40431B100	13D	Page 2 of 2 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Global Polytechnic Education Group Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,051,500[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,051,500[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,051,500[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.1%
14	TYPE OF REPORTING PERSON* OO

1 Pursuant to the Amended SPA, Global Polytechnic Education Group Limited acquired additional 4,355,500 shares of the Issuer from certain selling shareholders on September 5, 2012. In addition, Guangwen He, Yabin Zhong and Nicestar International Limited contributed their respective shares of the Issuer to Global Polytechnic Education Group Limited on the same date.

This Amendment No. 1 (the “Amendment”) relating to the common stock, par value $0.0001 per share of HQ Global Education Inc., a Delaware corporation is filed to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Mr. Guangwen He, Ms. Yabin Zhong, Nicestar International Limited, Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth Management Limited, Chen Yi, Jin Hua, Hongmei Chen, Xiaoquan Wang, Ye He and Yunjie Fang on April 26, 2012 (the “Schedule 13D”). This Amendment amends the Schedule 13D to disclose the beneficial ownership of the Reporting Persons (as defined below) immediately after the second closing of the share contribution and purchase agreement dated April 21, 2012, as amended on September 5, 2012 (the “Amended SPA”). The information set forth in the Schedule 13D is amended by this Amendment only as specifically stated.

Item 1.   Security and Issuer.

Item 1 of the Schedule 13D is hereby deleted and replaced as follows:

This Schedule 13D is related to the common stock, par value $0.0001 per share (the “Shares”) of HQ Global Education Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC.

Item 2.   Identity and Background.

The Amendment is being filed jointly on behalf of:

1.	Mr. Guangwen He, by virtue of his indirect beneficial ownership of the Shares of the Issuer; and

2.	Global Polytechnic Education Group Limited, by virtue of its direct beneficial ownership of the Shares of the Issuer (collectively, the “Reporting Persons” and either a “Reporting Person”).

The Reporting Persons are filing this Amendment because they may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 hereof.

Except as expressly otherwise set forth in this Amendment, either of the Reporting Persons disclaims beneficial ownership of the Shares beneficially owned by any other Reporting Person or any other person. The agreement between the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

The following information is provided for Global Polytechnic Education Group Limited:

	Place of	Principal	Address of Principal Business
Name	Organization	Business	And Principal Office
Global Polytechnic Education Group Limited	BVI	Holding vehicle	2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

The following information is provided for the directors and executive officers of Global Polytechnic Education Group Limited.

Name	Resident or Business Address	Position/Principal Occupation	Citizenship
Guangwen He	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	Sole Director of Global Polytechnic Education Group Limited	P.R.C

The following information is provided for Guangwen He:

Name	Resident or Business Address	Position/Principal Occupation	Citizenship
Guangwen He	27th Floor, BOBO Fortune Center, No. 368, South Furong Road, Changsha City, Hunan Province, PRC	President, CEO and Chairman of the Issuer	P.R.C

To the knowledge of the Reporting Persons, during the last five years, no Reporting Person or its directors or executive officers (if applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Guangwen He financed the transactions described in Item 4 of this Amendment through the use of personal funds and non-commercial loan arrangements. The aggregate amount of funds used to finance the transactions described herein is approximately US$5,972,160.

Item 4.   Purpose of Transaction.

De-quotation from the OTCBB and Deregistration of Shares of the Issuer

Mr. Guangwen He, Ms. Yabin Zhong and Nicestar International Limited (collectively, the “Founders”) intend to cause the common stock of the Issuer to be de-quoted from the Over the Counter Bulletin Board and deregistered with the Securities and Exchange Commission.

Share Contribution and Purchase Agreement with Selling Shareholders

On April 23, 2012, the Founders and Global Polytechnic Education Group Limited (the “Founder Vehicle”), a company incorporated in the British Virgin Islands and controlled by the Founders, entered into a share contribution and purchase agreement with Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth Management Limited, Jin Hua, Hongmei Chen, Wang Chen, Yang Ming, Best Olympic Limited, American First United Investment Group Limited, Greater Dynasty International Financial Holdings Limited, Yue Shen, Shangxun Xiong and Dongping Liu (collectively, the “Selling Shareholders”) to purchase 9,331,500 Shares of the Issuer in the aggregate from the Selling Shareholders. On September 5, 2012, all parties amended the share contribution and purchase agreement to extend the second closing deadline from May 20, 2012 to September 5, 2012. Pursuant to the terms of the Amended SPA, at the closing the Founders shall contribute all their respective Shares of the Issuer to the Founder Vehicle and the Founder Vehicle shall issue to each Founder its ordinary shares in proportion to the Shares of the Issuer so contributed. The Selling Shareholders shall sell and transfer 9,331,500 Shares of the Issuer in the aggregate to the Founder Vehicle at a price per share equal to US$0.64 totaling an aggregate amount of US$5,972,160 (or approximately RMB37.9 million). The parties to the Amended SPA may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act. The form of the share contribution and purchase agreement is incorporated by reference to Exhibit 99.2 to the Schedule 13D initially filed with the Commission on April 26, 2012. The form of the amendment to the share contribution and purchase agreement entered by and among all parties thereto on September 5, 2012 is attached as Exhibit 99.2 hereto.

Pursuant to the Amended SPA, the first closing occurred on April 23, 2012 and upon the first closing, 4,976,000 Shares of the Issuer were transferred to the Founder Vehicle by certain Selling Shareholders; and the second closing occurred on September 5, 2012 and upon the second closing, 4,355,500 Shares of the Issuer were transferred to the Founder Vehicle by certain Selling Shareholders. In addition, Guangwen He, Yabin Zhong and Nicestar International Limited contributed all their shares of the Issuer to the Founder Vehicle. After the completion of all the transactions under the Amended SPA, the Founder Vehicle owns beneficially approximately 91.1% of the total outstanding Shares of the Issuer.

Short-form Merger

After the completion of all the transactions under the Amended SPA, the Founder Vehicle beneficially owns approximately 91.1% of the total outstanding Shares of the Issuer. The Founders intend to cause the Founder Vehicle to merge into and with the Issuer (the “Merger”) by way of a short form merger, with the Issuer being the surviving entity of the Merger. Because the Merger is being effected as a short-form merger under Section 253 of the Delaware General Corporation Law, it does not require approval by the shareholders or the board of director of the Issuer. In connection with the Merger, each Share of the Issuer held by the shareholders of the Issuer other than the Founder Vehicle, issued and outstanding immediately prior to the effectiveness of the Merger, will be converted into the right to receive US$0.64 per Share in cash, without interest, subject to the exercise of statutory appraisal rights under the Section 262 of the Delaware General Corporation Law.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Persons listed in Item 2 above may be deemed to be members in a group within the meaning of Section 13(d)(3) of the Act.

1.	Guangwen He would be deemed to have beneficial ownership of 30,051,500 Shares which account for approximately 91.1% of the total outstanding Shares.

2.	The Founder Vehicle would be deemed to have beneficial ownership of 30,051,500 Shares which accounts for approximately 91.1% of the total outstanding Shares.

(b) The Reporting Persons have the sole or shared power to vote, direct the vote, dispose, or direct the disposition of the Shares in the following manner:

	Number of Shares as to which there is
			Sole power to
		Shared power to	dispose or to	Shares power to dispose or to
	Sole power to vote	vote or to direct	direct the	direct the
	or direct the vote	The vote	disposition	Disposition
Guangwen He	0	30,051,500	0	30,051,500
Founder Vehicle	0	30,051,500	0	30,051,500

(c) On April 23, 2012, the Founder Vehicle acquired 4,976,000 Shares in the aggregate for an aggregate purchase price of $4,488,320, or $0.64 per share, from Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth Management Limited, Jin Hua and Hongmei Chen through private negotiations. On the same date, the Founder Vehicle acquired 2,037,000 Shares in the aggregate from Xiaoquan Wang, Yunjie Fang and Ye He at the minimum price permitted by the laws of Hong Kong Special Administrative Region through private negotiations. There have been no transactions of the Shares by any of the Reporting Persons in the past 60 days, other than as described herein.

(d) Not Applicable.

(e) Wenbiao Song, Hansong Liu, Saimeng Wang, Infinity Wealth Management Limited, Chen Yi, Jin Hua, Hongmei Chen, Xiaoquan Wang, Ye He and Yunjie Fang (the “Original Filers”) were listed as reporting persons on the original Schedule 13D, being part of a “group” within the meaning of Section 13(d)(3) of the Act. On April 23, 2012, the Original Filers sold or transferred their respective Shares to the Founder Vehicle pursuant to the Amended SPA or share transfer agreements and ceased to be the beneficial owners of more than five (5) percent of the Shares of the Issuer. Therefore, the Original Filers were no longer part of a group.

Ms. Yabin Zhong and Nicestar International Limited were listed as reporting persons on the original Schedule 13D, being part of a group. On September 5, 2012, Mr. Guangwen He, Ms. Yabin Zhong and Nicestar International Limited contributed all their respective Shares to the Founder Vehicle and became the three members thereof. Guangwen He is the sole director and a 59.2% shareholder of the Founder Vehicle and shall have the power to manage the business and affairs of the Founder Vehicle and to dispose of more than fifty (50) percent of the assets of the Founder Vehicle without obtaining the consent of the members thereof. Ms. Yabin Zhong and Nicestar International ceased to be the beneficial owners of more than five (5) percent of the Shares of the Issuer on the grounds that neither of them shall have the voting power and dispositive power of the Shares of the Issuer. Therefore, Ms. Yabin Zhong and Nicestar International Limited were no longer part of a group.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.1: Form of the Joint Filing Agreement, dated September 12, 2012

Exhibit 99.2: Form of the Amendment to the Share Contribution and Purchase Agreement, dated September 5, 2012

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2012

By:	/s/ Guangwen He
Name:	Guangwen He

GLOBAL POLYTECHNIC EDUCATION GROUP LIMITED

	By:	/s/ Guangwen He
Name: Guangwen He
Title: Sole Director

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